Mail Stop 3561

February 8, 2008

Avi Suriel
Chief Financial Officer
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, CA 90245

       RE: **Ironclad Performance Wear Corporation**
                Item 4.01 Form 8-K filed February 7, 2008
                File No. 0-51365

Dear Mr. Suriel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. In the first paragraph you disclose you engaged Rotenberg effective February 1, 2008; however, in the fourth paragraph there were no consultations in the period through February 5, 2008. Please tell us, and revise the disclosure to clarify, why February 5, 2008 is the correct date.

2. Please revise to state the period through which there were no disagreements with you former accountant. We would expect this period to be the two most recent fiscal years and the subsequent interim period through February 1, 2007. If some other date is more appropriate, please tell us why and revise the disclosure to clarify.

3. We do not believe your disclosure that your former auditors were replaced satisfies the requirements of Item 304(a)(i) of Regulation S-B. Please revise to state if the former auditors were dismissed or if they resigned or declined to stand for re-election.

4. We note the "date of report" printed on the cover of your document and in your EDGAR header tag is February 7, 2008; however, it appears that the earliest event reported is February 1, 2008. Please not for future reference that the date of report should be the date of the earliest event reported.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, and respond to these comments within five business days or tell us when you will provide us with a response. Please provide the representations requested above and submit your response to these comments as an EDGAR correspondence file. You may contact Robert Burnett, Staff Accountant, at (202) 551-3330, or in his absence, me at (202) 551-3841 if you have questions regarding this letter.

Sincerely,

Michael Moran
Branch Chief